Exhibit 11.0
Statement Re: Computation of Per Share Earnings

	For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2006	2005	2004

Net income (loss), as reported	$29,765	$17,955	$(9,349)
Less: preferred stock dividends	--	--	--
Net income (loss) available to common shareholders	$29,765	$17,955	$(9,349)

Basic - weighted-average shares	22,477,213	20,349,515	18,375,864
Basic EPS	$1.32	$0.88	$(0.51)

Basic - weighted-average shares	22,477,213	20,349,515	18,375,864
Incremental shares-options (1)(2)(3)	801,162	933,705	--
Diluted - weighted-average shares	23,278,375	21,283,220	18,375,864
Diluted EPS	$1.28	$0.84	$(0.51)

(1) For the year ended December 31, 2006, the weighted average of approximately 204,000 unvested restricted stock awards (including approximately 58,000 restricted stock awards granted during the fourth quarter of 2006) are included in the calculation of diluted earnings per share. Also, for the year ended December 31, 2006, approximately 29,000 out-of-the-money employee stock options, on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(2) For the year ended December 31, 2005, the weighted average of approximately 157,000 restricted stock awards granted on November 9, 2005 are included in the calculation of diluted earnings per share. Also, for the year ended December 31, 2005, approximately 68,000 out-of-the-money employee stock options, on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(3) For the year ended December 31, 2004, approximately 1.0 million in-the-money employee stock options were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive. Also, for the year ended December 31, 2004, approximately 44,000 out-of-the-money employee stock options, on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

On April 10, 2006, we closed of a private placement of 2,500,000 newly issued shares, from authorized but unissued shares, of our common stock at a price of $8.25 per share to a combination of new and existing institutional investors. We received proceeds of approximately $19.3 million, after deducting expenses payable in connection with this offering. The proceeds were used to repay warehouse financings and originate mortgage loans.

On July 26, 2004, we closed a public offering of 4,375,000 shares of our common stock at a price of $6.50 per share. We sold 3,137,597 of these shares from authorized but unissued shares and existing stockholders sold 1,237,403 shares. In August 2004, the underwriters exercised a portion of their over-allotment option, which resulted in existing shareholders selling 85,000 additional shares on August 25, 2004. We received approximately $18.7 million in net proceeds from the offering, which excludes the proceeds related to those shares sold by existing stockholders and after underwriting and other related professional fees. The proceeds were used to repay warehouse financings and originate mortgage loans.